Matthew T. Browne	VIA EDGAR
(858) 550-6045
mbrowne@cooley.com
March 23, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943
Ladies and Gentlemen:
On behalf of Cypress Bioscience, Inc. (the “Company”), this letter is being transmitted in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 16, 2010 (collectively, the “Oral Comments”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”), (ii) Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “10-Q”). The Oral Comments from the Staff were received in response to the Company’s response letter dated March 5, 2010, responding to the supplemental letter from the Commission sent to the Company on January 25, 2010 (the “Supplemental Letter”), responding to the Company’s response letter dated November 20, 2009 which responded to the first letter from the Commission sent to the Company on November 2, 2009.
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Financial Statements
1. In response to the first Oral Comment received, the Company hereby advises the Staff that, in the event that it engages in any future acquisitions involving IPR&D, it will provide the information requested in the first comment included in the Supplemental Letter in appropriate future filings that it makes with the Commission.
Form 10-Q for the quarter ended June 30, 2009
Note 5 — Revenue Recognition, page 8
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
March 23, 2010
Page Two
2. Before responding to the Staff’s second Oral Comment, the Company wanted to provide some background information surrounding its agreements with Forest Laboratories (“Forest”) and Pierre Fabre Medicament (“Pierre Fabre”).
Background
The Company obtained an exclusive license in the U.S. and Canada to milnacipran from Pierre Fabre in 2001. The license agreement with Pierre Fabre provides the Company with an exclusive license to develop and sell any products with the compound milnacipran as an active ingredient for any indication in the United States and Canada. In January 2004, the Company amended and restated its existing license agreement with Pierre Fabre in connection with sublicensing its right to milnacipran to Forest as described in the following paragraph.
Concurrently, in January 2004, the Company entered into a License and Collaboration Agreement (“Collaboration Agreement”) with Forest. Under the Collaboration Agreement, the Company sublicensed its rights to milnacipran to Forest for the United States for an upfront, non-refundable license fee of $25 million, with Forest also obtaining an option to extend the territory to include Canada, which was exercised in July 2007 for an additional, non-refundable license fee of $1 million. Under the agreement with Forest, Forest assumed responsibility for funding all continuing development of milnacipran, including the funding of clinical trials and regulatory approvals, as well as agreeing to reimburse the Company for a certain number of its employees. In accordance with the Collaboration Agreement, the Company will also receive certain development milestone payments. Also included in the Collaboration Agreement is the right to co-promote the product in the event Forest obtained regulatory approval (NDA approval) in the United States, for which the Company would be required to possess a fully trained and qualified sales force, based on the same criteria applicable to Forest to the qualification and training of sales representatives.
In January 2004, the Company also entered into a Purchase and Supply Agreement (“Supply Agreement”) with Pierre Fabre. Under the Supply Agreement, Pierre Fabre has the exclusive right to manufacture the active ingredients used in the commercial product, and the Company will pay Pierre Fabre a transfer price and royalties based on net sales.
Finally, in January 2004, the Company entered into a Letter Agreement with Forest and Pierre Fabre (“Letter Agreement”). Pursuant to the Letter Agreement, Forest Laboratories assumed the obligations in the Supply Agreement for both of the above mentioned financial obligations (transfer price and royalties). However, pursuant to the Letter Agreement, the Company remains obligated as outlined in the Supply Agreement for a portion of Forest’s transfer price on bulk active pharmaceutical ingredient (“API”) used for samples throughout the term of the Supply Agreement of 10 years from commercialization date (the “transfer price obligation”). Samples are defined as quantities of the product given to authorized medical professionals free of charge as part of the marketing, advertising or promotion of the product (i.e. post NDA approval). As noted in the Company’s previous response, the costs for API to be incurred by the Company are estimated to be approximately $10.5 million over the remaining life of the patent or 42% of the milestone of $25 million.
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
March 23, 2010
Page Three
As these three agreements (Collaboration Agreement, Supply Agreement and Letter Agreement) were entered into concurrently in January 2004, the Company views the entire arrangement as one agreement. At the inception of the arrangement, the Company reviewed all the elements of the agreements and recorded revenue accordingly based on consideration received and future obligations known, whether contingent or not.
With respect to viewing the various agreements as a single arrangement, accounting guidance states that separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement. Factors that may indicate that a group of contracts should be accounted for as a single arrangement include the following: agreements are negotiated or executed within a short time frame of each other; different elements are closely interrelated or interdependent; payment terms under one contract or agreement coincide with performance criteria of another contract or agreement; and the negotiations are conducted jointly with two or more parties to do what is in essence a single project. Based on this guidance and considering the nature and terms of the agreements, as outlined above, management believes that the agreements are so closely related that they are, in effect, parts of a single arrangement and has accounted for them as a single arrangement.
Substantive Milestone Criteria Not Met
The Company’s policy is that milestone payments are recognized at the date of achievement if the milestone is non-refundable, substantive in nature and the achievement is not reasonably assured at the inception of the agreement. Milestones are not considered substantive if any portion of the associated milestone payment relates to the remaining deliverables in the unit of accounting.
As described in the Background section above, the Company has an obligation to reimburse Forest for a portion of the bulk API used for samples. The Company’s obligation to reimburse Forest would only exist when and if the NDA had been approved by the FDA. With respect to the NDA approval milestone, the milestone was not deemed substantive in nature given that upon NDA approval, the contingent obligation to reimburse Forest a portion of the transfer price on bulk API used for samples would become probable. Accordingly, the milestone consideration for NDA approval would not be considered substantive given the ongoing significant obligation to reimburse Forest a portion of the transfer price on bulk API used for samples, which was no longer contingent given the NDA approval. The earlier milestones did not trigger the contingent obligations under the arrangement (specifically, the obligation to reimburse Forest for a portion of the bulk API used for samples) because achievement of these clinical and regulatory events does not reasonably assure NDA approval, and therefore the contingent obligations were not considered probable based on the achievement of these milestones.
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
March 23, 2010
Page Four
Factors Considered In Determining NDA Milestone Consideration was Subject to Refund Through the Transfer Price Obligation
Upon NDA approval, the Company was contractually obligated under the Supply and Letter Agreements to reimburse Forest for a portion of the bulk API used for samples, regardless of whether or not the Company elected to promote the product under its co-promotion rights stipulated in the Collaboration Agreement. In other words, even if the Company elected to waive its promotion rights the Company would continue to be obligated to reimburse Forest for a portion of the bulk API used for samples. Additionally, the Company’s obligation to reimburse Forest for a portion of the bulk API used for samples is not directly related to the Company’s receipt of royalties from the sale of the approved product. The Company will be required to reimburse Forest for a portion of the bulk API used for samples regardless of whether or not royalties are received. Forest has the final decision making authority to determine the quantity of samples to be provided and can increase or decrease the amount of bulk API needed at any time and the Company has no ability to control that final decision.
Therefore, the Company has concluded that the transfer price obligation is inseparable from the NDA approval milestone and is not related to future promotion costs or commercial efforts. This conclusion is based on the following: the Company is obligated to reimburse Forest for a portion of the bulk API used for samples even if the Company does not participate in the product’s promotion, the Company is required to reimburse Forest for a portion of the bulk API used for samples regardless of the level of sales realized, and the Company has no ability to control Forest’s final decision of the quantity of samples to provide.
Receipt of NDA Milestone Consideration Inseparable From Supply Agreement
The Company’s obligation to reimburse Forest for a portion of the bulk API used for samples became probable upon NDA approval. Additionally, as mentioned in the Background section, all three agreements (Collaboration Agreement, Supply Agreement and Letter Agreement) were entered into concurrently and viewed in their entirety in determining the appropriate accounting treatment for each of the elements in the arrangement. Given the relationship between the agreements and as the contingent obligation to reimburse Forest for a portion of the bulk API used for samples became probable upon NDA approval, the consideration for the NDA approval milestone was considered inseparable from the ongoing obligations.
Research and Development Milestones Met Company’s Policy for Recognition Upon Achievement
The research and development milestones received upon completion of Phase III clinical trials, filing of the NDA and acceptance of the NDA filing were considered earned at the time the milestones were achieved and consistent with the milestone revenue recognition policy stated above (namely, the milestone payments are recognized at the date of achievement if the milestone is non-refundable, substantive in nature and the achievement is not reasonably assured at the inception of the agreement).
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4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
March 23, 2010
Page Five
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (858) 550-6045 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,
/s/ Matthew T. Browne, Esq.
Matthew T. Browne, Esq.

cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Cypress Bioscience, Inc. Compensation Committee
Jodi Hernandez, Ernst & Young LLP
667241 v1/SD
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM